

Mail Stop 3561

June 30, 2009

Mr. William Tay
President
P.O. Box 42198
Philadelphia, PA 19101

> **Re:** **Glacier Enterprises, Inc.**
> **Registration Statement on Form 10**
> **Filed June 3, 2009**
> **File No. 000-53686**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. Please confirm your understanding.

2. Please include page numbers in your next amendment.

3. Please revise throughout to clarify that Mr. Tay is the only person serving in a

management capacity. We note reference throughout your filing to your "members" of management or "a number of members" of your management.

Registration Statement Cover Page

4.   Please move the check box section indicating that you are a smaller reporting company to the cover page of the registration statement.

Item 1. Description of Business
Business of Issuer

5.   We note in your second paragraph that you are organized to provide a method for a private company to become a reporting company whose securities are qualified for trading. Please revise to clearly state that you have taken no steps to list your securities on any exchange or to apply for quotation on the OTC BB and the pink sheets, if true.

Perceived Benefits

6.   Your first sentence implies that with this Form 10 you will have "a class of publicly-traded securities." Because you are currently a blank check company, you may not rely on Rule 144 and you must register any offer and sales of common stock under the Securities Act of 1933. Please revise this section to clearly state so. Also, similarly revise all references in your filing to "publicly-traded securities," "registered securities," "public market," and any other term that would apply to sales of securities that have been registered pursuant to the Securities Act of 1933.

7.   We note you disclose the perceived benefits of being a reporting company and describe under "Potential Target Companies" the type of businesses that might seek to become a reporting company. However, please describe why you believe your company, a reporting shell with minimal assets, in particular, would be attractive to a private operating company seeking to become public. In other words, clearly explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act. We note your disclosure later in this section regarding compensation to you and the obligation to file Form 10 information.

Potential Target Companies

8.   Please explain, in light of the fact that you have no assets, revenue, or cash, how you have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

Reports to Security Holders

9.   Please revise to reflect the correct address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

Item 1A. Risk Factors
General

10.   Please add a risk factor to discuss the risks associated with having to comply with Exchange Act reporting requirements.

An investment in the Company is highly speculative in nature and involves a high degree of risk

11.   We note that no discussion follows this heading. Please discuss under this heading the reasons why investing in your company is highly speculative and involves a high degree of risk.

Our stockholders may engage in a transaction to cause the company to repurchase

12.   Please revise this risk factor discussion to provide more detail regarding this risk. It is unclear to us.

Control by management

13.   We note your disclosure that future investors will own a minority percentage of your common stock and will have no voting rights. Your discussion under this subheading is unclear to us. You disclose elsewhere in this registration statement that your common stock has voting rights. Please revise. Also revise the heading to more accurately describe the risk you discuss below.

There is currently no trading market for our common stock

14.   The discussion that follows this subheading relates to restrictions regarding the sales of your stock, and does not discuss the risks related to the fact that there is no trading market for your common stock. Please revise your discussion below this heading to discuss those risks. Then, create a separate heading for the risks regarding the restrictions on your sales of your stock.

We will be deemed a blank check company under Rule 419 of the Securities Act of 1933

15.   We note your last sentence that you provide "only a brief summary of Rule 419." Please expand this risk factor to discuss all the material provisions of

Rule 419 that may apply to you and discuss risks associated with each.

Management's Discussion and Analysis of Financial Condition and Results of Operation

16. Please quantify the amount of costs you anticipate incurring over the next 12 months in connection with filing Exchange Act Reports and in investigating, analyzing and consummating an acquisition. Provide the basis for your estimates. Similarly revise your disclosure in your "Form of Acquisition" section, in which you state that investigating specific business opportunities will require "substantial cost for accountants, attorneys, and others."

17. You state that you believe you will be able to meet these costs through use of funds in your treasury and by receiving loans from your stockholders, management or other investors. Please provide the basis for this belief. For example, state whether you currently have any agreements in place with Mr. Tay or other potential investors to provide additional funds. Similarly revise your "Form of Acquisition" section.

18. We note the fifth full paragraph. In light of your financial position, please explain what you mean when you state that a business that is in need of "additional capital" may seek a combination with you.

19. Please explain how you will be able to provide "liquidity" for the principals of and investors in a business that seeks to combine with you or how combining with you will create a "means for providing incentive options or similar benefits to key employees." Also explain how you will offer a potential business acquisition target "greater flexibility in structuring acquisitions, joint ventures and the like through issuance of stock."

Item 5. Directors and Executive Officers

20. You state that Mr. Tay has been a business consultant for the last five years for small to medium sized companies. Please include the names and principal businesses of any corporation or other organization in which Mr. Tay's activities were carried on. Refer to Item 401(e)(1) of Regulation S-K.

21. Please delete the sentence in which you state that Mr. Tay has years of experience in starting new enterprises and the sentence in which you state that he has experience in business reorganizations and cross border transactions or revise to substantiate.

22. Please also include whether Mr. Tay is a director of any other company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to section 15(d) of the Act and name those companies. Refer to Item 401(e)(2) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence

23. Please quantify the amount of consideration paid by Mr. Tay in exchange for his 31,340,000 shares. Include amounts paid for incorporation fees, annual resident agent fees, and the value of developing your business concept and plan. Refer to Item 404 of Regulation S-K. Also, make corresponding changes to your disclosure under Item 10. Refer to Item 701 of Regulation S-K.

24. As a follow up to comment 18, please clarify whether there is any written agreement between Mr. Tay and the Company in which Mr. Tay commits to taking responsibility for all expenses incurred by the Company through the completion of a business transaction.

Item 10. Recent Sales of Unregistered Securities

25. The last two sentences of this section are unclear to us. Please revise to clarify or delete.

Item 11. Description of Registrant's Securities to be Registered
Common Stock

26. Please delete the sentence that states, "All of the outstanding shares of common stock are fully paid and non-assessable." This is a conclusion of law.

Trading of Securities in Secondary Market

27. We note the last two paragraphs of this section and that you reference reporting obligations by "blank check" companies. Please revise your disclosure substantially to clarify your discussion of the reporting obligations. For instance, it is unclear why you state that you "would not be deemed a 'back door' registration." Consider creating a separately titled section.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chanda DeLong at 202-551-3490 or Rolaine Bancroft at 202-551-3313 with any questions.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: William Tay
        Via facsimile (917) 591-2648